Mail Stop 4561

December 31, 2009

Steven G. Mihaylo
Chief Executive Officer
iMergent, Inc.
10201 South 51st Street
Phoenix, Arizona 85044

> **Re:** **iMergent, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 2, 2009**
> **File No. 001-32277**

Dear Mr. Mihaylo:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Part I

Item 1. Business

General

1. We note in your risk factor caption on page 15 that you are dependent on outside contractors and third-party agents for fulfillment of certain items and critical manufacturing services. With a view towards future filings, tell us what consideration you have given to including a discussion of your manufacturing services and reliance on contractors and third-party agents in your Business section, including the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Further, please tell us whether you have contracts with any of these entities, and, if so, provide us with your analysis as to whether you are required to file these contracts as exhibits to your Form 10-K. Refer to Item 601(b)(10)(i) and (ii) of Regulation S-K.

Governmental Regulation, page 6

2. We note from your risk factor disclosure on page 7, that the Federal Trade Commission announced proposed rules which, if adopted, could be construed or applied in a way that could negatively impact the manner in which you solicit customers and offer your products. With a view towards future filings, tell us what consideration you have given to including a more detailed discussion of the probable effects of these proposed rules on your business and how you will be negatively impacted, if adopted. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

3. Your Overview appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your "Overview" to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issues. As examples, we note in your Fourth Quarter 2009 Earnings Call, management's discussion of the decrease in your sales rate, testing different approaches in your business model, Crexendo, and your StoresOnline division. Given recent legal issues as to whether you offer your customers a "business opportunity" or "franchise," consider discussing the challenges faced in clarifying your business structure and how management is dealing with these issues. Refer to Section III.A of SEC

Release No. 33-8350. This comment also applies to your Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as we note similar disclosure.

Developments Impacting Results of Operations and Cash Flows, page 21

4.   We note that you made purchases of your common stock in the fiscal years ended 2009, 2008, and 2007; however, you have not provided the average price paid per share. In your future filings, please disclose the information in tabular format pursuant to Item 703 of Regulation S-K and include the average price paid per share.

Results of Operations, page 24

5.   In your future filings, consider providing a more detailed narrative discussion of any material changes from year-to-year in any of the line items in your financial statements. In this regard, while you have quantified that the decrease in revenues during the fiscal year 2009 as compared to fiscal year 2008 was attributed to a decrease in the number of workshops and a lower number of buying units; consider expanding your qualitative factors to help investors better understand your results of operations. For guidance, see Instruction 4 to Item 303(a) of Regulation S-K. This comment also applies to your Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as we note similar disclosure.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

(k) Revenue Recognition, page 40

6.   Your disclosure on page 2 indicates that your customers are presented with an opportunity to upgrade their StoresOnline Express license to your StoresOnline Pro software and website platform. Please provide us with the details of this upgrade opportunity including your accounting for this upgrade. In this regard, please clarify whether the upgrade right is included in the initial license fee or whether you charge your customers a separate fee for the upgrade. Additionally, tell us how you considered the guidance in paragraphs 35 through 55 of SOP 97-2 in accounting for this upgrade.

Signatures, page 57

7.   Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer. See General Instruction D(2)(a) to Form 10-K. Please confirm that one of the officers who signed the Form 10-K on your behalf, for example, Mr.

Erickson, was also signing in the capacity of your controller or principal accounting officer. In future filings on Form 10-K, please identify in your signature blocks the person signing in each of the foregoing capacities.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief